FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda Provides Update on Cell Therapy Research

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: October 1, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Statement

Takeda Provides Update on Cell Therapy Research

OSAKA, Japan and CAMBRIDGE, Massachusetts, October 1, 2025 – Takeda (TSE:4502/NYSE:TAK) today announced that as part of a strategic portfolio prioritization process, the company has made the decision to discontinue its cell therapy efforts. Takeda will seek an external partner to leverage its cell therapy platform technologies and to further advance the company’s research and clinic-ready programs in this field. The company has no current active clinical trials utilizing cell therapy technology.

Takeda will refocus near-term investments into programs that it believes can deliver transformative therapies to patients at increased speed and scale. The company’s preclinical programs utilizing its in-focus modalities, including small molecules, biologics, and antibody-drug conjugates, are advancing novel and highly innovative therapeutic candidates. Takeda’s preclinical research programs will continue to benefit from the novel insights gained from its cell therapy research.

In the second quarter of the fiscal year ending March 31, 2026 (FY2025), Takeda expects to recognize an impairment loss of approximately JPY 58.0 billion, primarily related to intangible assets associated with the gamma delta T-cell therapy platform. The majority of this impact is expected to be absorbed by the JPY 50.0 billion of impairment losses on intangible assets associated with products, including in-process R&D, included in Takeda's full-year consolidated forecast for FY2025 announced on May 8, 2025. Takeda will continue to assess any other related impacts and, to the extent necessary, reflect them in the second quarter financial results and full-year consolidated forecast, which is scheduled to be announced on October 30, 2025.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Media Contacts:
Takeda Media Relations
media_relations@takeda.com

Important Notice
For the purposes of this notice, “statement” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This statement (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this statement. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This statement is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this statement, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This statement and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); the extent to which our internal energy conservation measures and future advancements in renewable energy or low carbon energy technology will enable us to reduce our greenhouse gas emissions; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
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